BARRY HOLLANDER

319 CLEMATIS STREET, SUITE 1008

WEST PALM BEACH, FL. 33401

Mr. Justin Braune	September 15, 2015
Chairman of the Board
Chief Executive Officer
Agritek Holdings, Inc.

RE: Resignation

Dear Justin:

This letter is official notice of my resignation as Chief Financial Officer and as a member of the Board of Directors of Agritek Holdings, Inc. (“AGTK”) and any other officer and director positions held in any wholly owned, majority owned or minority owned subsidiary of AGTK effective as of September 15, 2015. As a result of my resignation, I no longer hold any position whatsoever with the Company.

As of September 15, 2015, I am owed the following amounts:

•	accrued and unpaid fees for services provided thru September 15, 2015	$12,000.00
•	accrued and unpaid rent for 319 Clematis Street (Aug and Sept 2015)	2,700.00
•	accrued and unpaid parking charges	1,261.40

Total due		$15,961.40

Very truly yours,

Barry Hollander